
October 25, 2010

Mr. Phillip W. Ware
Chief Executive Officer
Coastal Caribbean Oil & Minerals, Ltd.
Clarendon House, Church Street
Hamilton 5, Bermuda HM CX

> **Re:** **Coastal Caribbean Oil & Minerals, Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 12, 2010**
> **Response Letter Dated October 8, 2010**
> **File No. 001-04668**

Dear Mr. Ware:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.   In your next response letter, please provide the representations that we are asking for at the end of this letter.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 22

2.   We note your response to prior comment 3 indicating that you perform a full cost
        ceiling test at the end of each quarter. However, the revisions you have proposed
        continue to indicate that you would only conduct the ceiling test after establishing
        proved reserves. Please modify your disclosures to resolve this inconsistency.

Note 2 – Unproved Oil and Gas Properties, page 24

3.   Your disclosure under this heading indicates you have leased acreage in Montana
        of 114,832 net acres and does not agree with your disclosures of undeveloped
        acreage at page 7. Please reconcile these disclosures and explain any differences.

Controls and Procedures, page 32

4.   We have read your response to prior comment 6 and see that you propose to
        amend your disclosure to state that your disclosure controls and procedures were
        effective. We note that your proposed disclosures do not include a conclusion
        regarding the effectiveness of your internal control over financial reporting as of
        the balance sheet date. Please note that you need to provide conclusions of your
        evaluation of disclosure controls and procedures and your assessment of internal
        control over financial reporting to comply with Items 307 and 308 of Regulation
        S-K. Please revise your disclosures to comply with your reporting requirements.

Exhibit 31.1 - Certifications

5.   Please update the certifications with your amendment to comply with Item
        601(b)(31) of Regulation S-K.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief